January 20, 2017

Mr. Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Washington, D.C. 20549-3561

Re:	Dominion Diamond Corporation
Form 40-F for the Fiscal Year Ended January 31, 2016
Filed April 14, 2016
File No. 001-33838

Dear Mr. Arakawa:

As requested in your letter to Dominion Diamond Corporation (“the Company”) dated January 11, 2017, please find below a detailed response to your comments. We have incorporated each of your comments, followed by our response.

Form 40-F for the Fiscal Year Ended January 31, 2016

Exhibit 99.6
Management’s Discussion and Analysis, Page 4
Critical Accounting Estimates, page 33

Comment 1:
We note that due to declining diamond prices and weaker ore blend, you have recorded segment losses and impairments on inventory from the Ekati Diamond Mine for the year ended January 31, 2016 and nine months ended October 31, 2016. Please explain whether you assessed any impairment indicators and when you performed an assessment analysis of your long-lived assets at this mine. Also, expand your disclosure to identify and explain the key assumptions used to support the recoverability of your long-lived assets, including those related to commodity prices and volumes. To the extent that revenues from higher long-term commodity price assumptions were included in the impairment analysis, clarify how the higher commodity price assumptions were determined.

Our response:
In accordance with paragraph 9 of IAS 36, Impairment of Assets, management assesses impairment indicators at the end of each reporting period. At January 31, 2016, impairment indicators included the following factors:

•	declines in the Ekati Diamond Mine segment gross margins;
•	declines in market prices for rough diamonds; and
•	a decline in the Company’s total market capitalization to a point below the Company’s recorded net asset carrying value.

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An assessment of the recoverability of long lived assets of the Ekati Diamond Mine was performed as at January 31, 2016, which demonstrated that the recoverable amount of the Ekati Diamond Mine cash-generating unit continued to be in excess of its carrying amount.

Subsequent to January 31, 2016, management assessed impairment indicators at the end of each quarterly reporting period. Specifically, management considered diamond prices, expected weaker ore blend from the mine plan, segment losses and inventory impairments in performing this assessment at each of April 30, 2016, July 31, 2016 and October 31, 2016. The Company’s operating and financial results during these periods were consistent with the estimates included in the impairment analysis performed at January 31, 2016; therefore, management did not consider these factors to be indicators of impairment at the end of any reporting period subsequent to January 31, 2016.

Management also considered the decline in net income during the nine-month period ended October 31, 2016, which resulted from the unforeseen process plant fire at the Ekati Diamond Mine during the second quarter. Management recorded a loss on disposal of the assets damaged in the process plant fire; however, it was determined that process plant fire was not an indicator of impairment for the cash-generating unit as a whole.

In future filings, the Company will amend disclosure of its critical accounting estimates to identify and explain the key assumptions used to support the recoverability of long lived assets. We have provided below the Company’s proposed revised disclosure, to be presented in a period in which no impairment loss is recorded. In a period in which an impairment loss is recorded, the Company will appropriately expand its disclosures, and will include quantitative disclosures, as relevant to the circumstances.

Impairment of Long-lived Assets
The Company assesses each cash-generating unit (“CGU”) at least annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value of an asset less costs of disposal and its value in use.

These assessments require the use of estimates and assumptions. Expected rough diamond production levels, which comprise proven and probable reserves and an estimate of the recoverable amount of resources, are used to estimate expected future cash flows. Expected future rough diamond prices are estimated based on realized prices for rough diamonds sold during the Company’s most recent sale, geological data regarding the quality of rough diamonds in reserves and resources and expected future levels of worldwide diamond production. Future operating and capital costs, including labour and fuel costs, are based on the most recently approved life of mine plan, which is reviewed and approved annually by senior management and the Board of Directors. The assessment also requires estimates and assumptions related to foreign exchange rates and discount rates, which are determined based on prevailing market conditions at the date of the assessment. Where applicable, assumptions are aligned with the Company’s most recent economic analysis of mineral reserves and resources. Financial results as determined by actual events could differ from those estimated, and changes in these estimates which decrease the estimated recoverable amount of the CGU could affect the carrying amounts of assets and result in an impairment charge.

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Notes to Consolidated Financial Statements
Note 3. Change in Accounting Policy and Retrospective Restatement, page 49

Comment 2:
We note you have disclosed a change in accounting policy to treat the asset retirement obligation (ARO) as a monetary liability that is revalued using period end exchange rates, instead of being treated as a non-monetary liability recorded at historical exchange rates, as previously reported. You also state IAS 37 provides a policy choice to treat an ARO liability as a monetary or non-monetary liability. Please provide the specific guidance you have relied upon for this policy change, including the guidance that supports IAS 37 provides a policy election to record provisions as monetary or non-monetary liabilities.

Our response:
The Company calculates its asset retirement obligation provisions in Canadian dollars, with subsequent translation to US dollars for financial reporting purposes. Paragraph 36 of IAS 37, Provisions, contingent liabilities and contingent assets, states ‘The amount recognized as a provision shall be the best estimate of the expenditure required to settle the present obligation at the end of the reporting period’. However, neither IAS 37 nor IAS 21, Effects of changes in foreign exchange rates, provide guidance on the accounting treatment of exchange differences related to a provision denominated in a foreign currency. Therefore, in the absence of specific guidance in IFRS, companies are required to make a policy choice in respect of the translation of a provision denominated in a foreign currency.

Upon adoption of IFRS, the Company elected an accounting policy under which its Canadian dollar denominated asset retirement obligation provisions were translated to US dollars using historical foreign exchange rates.

At January 31, 2016, management re-assessed this accounting policy based on consideration of policies adopted by other entities within the industry and the evolution of available interpretive guidance. In making our policy determination, we considered guidance as provided in the 12th edition of KPMG’s IFRS publication “Insights into IFRS”. Specifically, section 3.12.475 suggests that an asset retirement obligation provision would be monetary to the extent that it is expected to be settled by payments to employees or third parties for goods and/or services required to carry out the decommissioning and reclamation activities.

In electing to change our accounting policy, we additionally considered and followed guidance provided in IAS 8, Accounting policies, changes in estimates and errors. Paragraph 14(b) of IAS 8 states that an entity may voluntarily change an accounting policy if the change results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the entity’s financial position, financial performance or cash flows.

Management considers the treatment of provisions as monetary items to result in more relevant information. The following factors were considered in making this assessment:

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Management expects to settle asset retirement obligation provisions primarily by payment of a fixed or determinable number of Canadian dollars through future payments to employees and/or third parties for goods and/or services.

•	Treatment of the provisions as monetary items provides a more accurate reflection of the US dollar payments that would be required to settle the obligation at the current balance sheet date.

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Based on a review of other entities in the industry, we believe that treatment of asset retirement obligation provisions as monetary items is a more commonly applied accounting policy. Accordingly, the Company’s financial results will be more comparable to industry peers under the revised accounting policy.

On the basis of the foregoing, management considers treatment of the asset retirement obligation provisions as monetary liabilities to be most useful to users of the financial statements.

We look forward to hearing from you. If you have any further questions, please contact me at (867) 669-6106.

Sincerely,
Dominion Diamond Corporation

Matthew Quinlan
Chief Financial Officer

cc: Audit Committee
cc: KPMG LLP

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